EXHIBIT 99.1

ING to redeem ING Perpetual Securities II and ING Perpetual Securities III

ING to redeem ING Perpetual Securities II and ING Perpetual Securities III

ING announced today that it will redeem two series of outstanding perpetual securities: the €750 million ING Perpetual Securities II (NL0000113587) and the €1 billion ING Perpetual Securities III (NL0000116127), both on the optional redemption date of 30 September 2021.

Due to the expiration of the grandfathering period effective 1 January 2022, the two series of perpetual securities would no longer qualify as grandfathered Additional Tier 1 capital. The two series of perpetual securities were part of an exchange offering in 2011, which reduced the outstanding principal amounts thereof to the current €432 million for the ING Perpetual Securities II and €563 million for the ING Perpetual III Securities.

ING Groep N.V. will redeem all of the outstanding securities of both series, in accordance with their terms, on the Coupon Payment Date falling on 30 September 2021, at their principal amount together with any outstanding payments. Detailed information on both series of securities can be found on ING’s website under www.ing.com/Investor-relations/Fixed-income-information/Debt-securities-ING-Groep-N.V./Hybrid-securities.htm.

The Principal Fiscal and Paying Agent for the Perpetual Securities II and the Perpetual Securities III is ING Bank N.V., Foppingadreef 7, 1102 BD Amsterdam, The Netherlands, and the Paying Agent in Belgium is ING Belgium S.A./N.V., Avenue Marnixlaan 24, B-1000 Brussels, Belgium. The Trustee for both series of securities is Amsterdamsch Trustee’s Kantoor B.V., Prins Bernhardplein 200, 1097 JB Amsterdam, The Netherlands.

Any future decisions by ING as to whether it will exercise (or cause to be exercised) calls and redemptions in respect of any of its debt securities (including its perpetual securities) will be made on an economic basis, taking into account the interests of all stakeholders. Other factors that ING will consider include prevailing market conditions, regulatory approval and capital requirements.

Note for editors

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ING proﬁle

ING is a global ﬁnancial institution with a strong European base, oﬀering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 57,000 employees oﬀer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING’s strategy, evidenced by ING’s leading position in sector benchmarks by Sustainalytics and MSCI. ING ranks ﬁrst in our market-cap group by Sustainalytics as of July 2020. ING's ESG rating by MSCI was upgraded to 'AA' in December 2020. ING Group shares are included in major sustainability and Environmental, Social and Governance (ESG) index products of leading providers STOXX, Morningstar and FTSE Russell. In January 2021, ING received an ESG evaluation score of 83 ('strong') from S&P Global Ratings.

Important legal information
Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to diﬀ er materially from those expressed or implied in such statements. Actual results, performance or events may diﬀ er materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions and customer behaviour, in particular economic conditions in ING’s core markets, including changes aﬀecting currency exchange rates, (2) the eﬀects of the Covid-19 pandemic and related response measures, including lockdowns and travel restrictions, on economic conditions in countries in which ING operates, on ING’s business and operations and on ING’s employees, customers and counterparties, (3) changes aﬀecting interest rate levels, (4) any default of a major market participant and related market disruption, (5) changes in performance of ﬁnancial markets, including in Europe and developing markets, (6) political instability and ﬁscal uncertainty in Europe and the United States, (7) discontinuation of or changes in ‘benchmark’ indices, (8) inﬂation and deﬂation in our principal markets, (9) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (10) failures of banks falling under the scope of state compensation schemes, (11) non-compliance with or changes in laws and regulations, including those concerning ﬁnancial services, ﬁnancial economic crimes and tax laws, and the interpretation and application thereof, (12) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, (13) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks, (14) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions,, (also among members of the group), (15) regulatory consequences of the United Kingdom’s withdrawal from the European Union, including authorizations and equivalence decisions, (16) ING’s ability to meet minimum capital and other prudential regulatory requirements, (17) changes in regulation of US commodities and derivatives businesses of ING and its customers, (18) application of bank recovery and resolution regimes, including write-down and conversion powers in relation to our securities, (19) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers who feel mislead and other conduct issues, (20) changes in tax laws and regulations and risks of non-compliance or investigation in connection with tax laws, including FATCA, (21) operational risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business, (22) risks and challenges related to cybercrime including the effects of cyber-attacks and changes in legislation and regulation related to cybersecurity and data privacy, (23) changes in general competitive factors, including ability to increase or maintain market share, (24) the inability to protect our intellectual property and infringement claims by third parties, (25) inability of counterparties to meet ﬁnancial obligations or ability to enforce rights against such counterparties, (26) changes in credit ratings, (27) business, operational, regulatory, reputation and other risks and challenges in connection with climate change, (28) inability to attract and retain key personnel, (29) future liabilities under deﬁned beneﬁt retirement plans, (30) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines, (31) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations and (32) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V., (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com.

This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING speciﬁcally disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the ﬁling of this document. Many of those factors are beyond ING’s control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an oﬀ er to sell, or a solicitation of an oﬀ er to purchase, any securities in the United States or any other jurisdiction.

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